News Release

Investor Relations Contact:
Jonathon Tudor
InsWeb Corporation
916-853-3386
jtudor@insweb.com

InsWeb Reports Second Quarter 2009 Results

SACRAMENTO, Calif., July 28, 2009 – InsWeb Corp. (NASDAQ: INSW), a leading online insurance marketplace, today announced results for the second quarter ended June 30, 2009.

Revenues for the second quarter of 2009 were $8.0 million, a decrease of approximately 16% as compared to $9.5 million in the first quarter of 2009, and a decrease of approximately 9% as compared to $8.8 million in the second quarter of 2008. Net loss for the second quarter of 2009 was $595,000, or $0.12 per diluted share. This compares with a net loss of $501,000, or $0.10 per diluted share, in the first quarter of 2009, and a net loss of $977,000, or $0.21 per diluted share, in the second quarter of 2008.

Adjusted EBITDA, a non-GAAP financial measure used by InsWeb’s management and defined below, was a loss of $473,000 in the second quarter of 2009, as compared to a loss of $401,000 in the first quarter of 2009 and to a loss of $518,000 in the second quarter of 2008.

“Despite the impact to our business of ongoing weakness in the auto and housing markets, we continue to make progress toward both our short and long-term goals,” said InsWeb Corp. Chairman and CEO Hussein Enan. “Our first priority is a return to profitability, and to this end we are focused on aggressively managing expenses while growing our network of carriers and agents and reducing the cost of acquiring traffic.   We are also making great progress with our initiatives designed to drive traffic to a network of consumer-focused, content-rich sites.  These include our consumer information portal, FreeInsuranceAdvice.com, which debuted a few months ago, and the recent launch of BestInsuranceMatch.com, which uses new technology to provide consumers with a unique way to shop for car insurance. Additionally, we are making strong progress on what we believe will be our most game-changing platform yet —InsuranceRates.com.  When launched later this year, InsuranceRates.com will allow insurance shoppers to compare the rates, services and policy features of multiple carriers before choosing whether or not to pass on their personal information.  This will be a first for our industry and, we believe, a very compelling value proposition for consumers.”

Non-GAAP Financial Information
In evaluating InsWeb’s business, the Company’s management considers and uses Adjusted EBITDA as a supplemental measure of operating performance.  Adjusted EBITDA refers to a financial measure that the Company defines as net income (loss) excluding interest, taxes, depreciation, amortization, share-based compensation, and other non-recurring gains and losses that are not related to the Company’s continuing operations.  This measure is an essential component of InsWeb’s internal planning process because it facilitates period-to-period comparisons of the Company’s operating performance by eliminating potential differences in net income (loss) caused by the existence and timing of non-cash charges and non-recurring gains and losses.  Furthermore, Adjusted EBITDA reflects the key revenue and expense items for which InsWeb’s operating managers are responsible.

InsWeb Corporation
NON-GAAP FINANCIAL MEASURE AND RECONCILIATION
(In thousands)
(unaudited)
	Three months ended
	June 30,	March 31,	June 30,
	2009	2009	2008
Net loss	$ (595)	$ (501)	$ (977)
Less
Interest income	6	14	60
Add
Provision (benefit) for income taxes	35	(35)	(9)
Share-based compensation expense	46	101	78
Depreciation and amortization of property, equipment and intangible assets	47	48	40
Non-recurring expenses	-	-	410
Adjusted EBITDA from continuing operations	$ (473)	$ (401)	$ (518)

Adjusted EBITDA is not a measurement of the Company’s financial performance under U.S. GAAP and has limitations as an analytical tool.  You should not consider it in isolation or as a substitute for the Company’s U.S. GAAP net income (loss).  The principal limitations of this measure are that: 1) it does not reflect the Company’s actual expenses and may thus have the effect of inflating or reducing the Company’s net income (loss) and net income (loss) per share; and 2) it may not be comparable to Adjusted EBITDA as reported by other companies.

About InsWeb
InsWeb Corporation (NASDAQ: INSW) owns and operates a network of leading insurance marketplace and education websites. Founded in 1995 and headquartered in Sacramento, California, InsWeb’s primary properties include InsWeb.com, where visitors can view independent research and quickly obtain actionable insurance quotes from multiple carriers; BestInsuranceMatch.com, the only site that allows consumers to request car insurance quotes from the companies they choose based on factors such as price, financial strength and online features; AgentInsider.com, a top-rated online marketing source for insurance agents; and FreeInsuranceAdvice.com, the leading online destination for insurance information and advice. In 2008, more than 10 million consumers turned to InsWeb for answers to their insurance questions. To learn more about InsWeb Corporation, visit www.InsWeb.com.

For further information regarding InsWeb Corporation, please review the Company’s filings with the Securities and Exchange Commission, including Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, and in particular Management’s Discussion and Analysis of Financial Condition and Results of Operations.
This news release contains forward-looking statements reflecting management's current forecast of certain aspects of the Company's future. It is based on current information, which we have assessed, but which by its nature is dynamic and subject to rapid and even abrupt changes. Forward-looking statements include statements expressing the intent, belief or current expectations of the Company and members of our management team regarding: projected future revenues, revenue growth, expenses, profitability and financial position; marketing and consumer acquisition; the results of strategic initiatives, including BestInsuranceMatch.com, FreeInsuranceAdvice.com and InsuranceRates.com; increased or decreased participation by insurance companies, agents and other purchasers of consumer leads; and product and technological implementations. The Company's actual results might differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with the Company's business, which include, but are not limited to: variations in consumer usage of the internet to shop for and purchase insurance; the willingness and capability of insurance companies or other insurance entities to offer their products or instant quotes on the Company’s website or through the Company’s licensed subsidiaries; changes in the Company's relationships with existing insurance companies or other customers, including, changes due to consolidation within the insurance industry; changes in the Company’s relationship with strategic and/or marketing partners; the Company's ability to attract and integrate new insurance providers and strategic partners; implementation of competing Internet strategies by existing and potential competitors; implementation and consumer acceptance of new product or service offerings; the outcome of litigation in which the Company is a party; insurance and financial services industry regulation; fluctuations in operating results; or other unforeseen factors. The forward-looking statements should be considered in the context of these and other risk factors disclosed in the Company's filings with the Securities and Exchange Commission.

“INSWEB” and “AGENTINSIDER” are registered service marks of InsWeb Corporation. All marks above are those of InsWeb Corporation, except for those of insurance insurers, brokers, agents, industry organizations, financial institutions, online partners, service providers, other mentioned companies and educational institutions, which are the marks of their respective entities.

INSWEB CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
[ Amounts in thousands, except per share amounts ]
[ unaudited ]

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008
Revenues:
Transactions	$7,941	$8,751	$ 17,425	$ 21,722
Other	42	58	84	119
Total revenues	7,983	8,809	17,509	21,841

Operating expenses:
Direct marketing	5,334	6,238	11,879	15,543
Sales and marketing	1,671	1,433	3,441	2,728
Technology	901	811	1,859	1,627
General and administrative	643	1,373	1,446	2,399
Total operating expenses	8,549	9,855	18,625	22,297
Loss from operations	(566)	(1,046)	(1,116)	(456)
Interest income	6	60	20	149
Loss before income taxes	(560)	(986)	(1,096)	(307)
Provision (credit) for income taxes	35	(9)	-	-
Net loss	$(595)	$(977)	$(1,096)	$(307)
Net loss per share:
Basic	$(0.12)	$(0.21)	$(0.23)	$(0.07)
Diluted	$(0.12)	$(0.21)	$(0.23)	$(0.07)

Weighted average shares used in computing
Net loss per share:
Basic	4,791	4,689	4,789	4,665
Diluted	4,791	4,689	4,789	4,665

INSWEB CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
[Amounts in thousands]
[unaudited]
	June 30,	December 31,
	2009	2008
ASSETS

Current assets:
Cash and cash equivalents	$5,772	$ 9,238
Accounts receivable, net	1,977	1,450
Prepaid expenses and other current assets	453	711
Restricted cash	2,105	-
Total current assets	10,307	11,399

Related party receivable	307	304
Property and equipment	179	249
Other assets	269	329
Total assets	$11,062	$12,281

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$ 2,064	$ 2,138
Accrued expenses	769	1,014
Deferred revenue	465	437
Total current liabilities	3,298	3,589

Commitments and contingencies Shareholders' equity:
Common stock	8	8
Paid-in capital	206,889	206,719
Treasury stock	(6,334)	(6,334)
Unrealized gain on available-for-sale securities	-	1
Accumulated deficit	(192,799)	(191,702)
Total shareholders' equity	7,764	8,692
Total liabilities and shareholders’ equity	$ 11,062	$ 12,281